UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1 )

PHC, INC
(Name of Issuer)

Common
(Title of Class of Securities)

6933L5103
(CUSIP Number)

8/11/2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 6933L5103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RENN Universal Growth Investment Trust, PLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) x
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
1,483,900 (1)

8 SHARED VOTING POWER
1,483,900

9 SOLE DISPOSITIVE POWER
1,483,900 (1)

10 SHARED DISPOSITIVE POWER
1,483,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,483,900 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

  (1)  Shares are owned by RENN Universal Growth Investment Trust, PLC. ("RUSGIT").  Russell Cleveland is a director of RUSGIT.  Russell Cleveland is also the President of RENN Capital Group Inc. the Investment Advisor to RUSGIT.  RUSGIT shares its voting and dispositive powers with RENN Capital Group Inc. pursuant to its investment agreement.  Russell Cleveland may be deemed to have a beneficial interest and hereby disclaims any beneficial interest.

SCHEDULE 13G
CUSIP No. 6933L5103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RENN Capital Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) x
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
1,483,900 (2)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
1,483,900 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

 (2)  Shares are owned by RENN Universal Growth Investment Trust, PLC. ("RUSGIT").  Russell Cleveland is a director of RUSGIT.  Russell Cleveland is also the President of RENN Capital Group Inc. the Investment Advisor to RUSGIT.  RUSGIT shares its voting and dispositive powers with RENN Capital Group Inc. pursuant to its investment agreement.  Russell Cleveland may be deemed to have a beneficial interest and hereby disclaims any beneficial interest.

SCHEDULE 13G
CUSIP No. 6933L5103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Russell Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) x
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
1,483,900 (3)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
1,483,900 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 (3)  Shares are owned by RENN Universal Growth Investment Trust, PLC. ("RUSGIT").  Russell Cleveland is a director of RUSGIT.  Russell Cleveland is also the President of RENN Capital Group Inc. the Investment Advisor to RUSGIT.  RUSGIT shares its voting and dispositive powers with RENN Capital Group Inc. pursuant to its investment agreement.  Russell Cleveland may be deemed to have a beneficial interest and hereby disclaims any beneficial interest.

Item 1.
	(a)	Name of Issuer
PHC, Inc. (the “Issuer”)

	(b)	Address of Issuer's Principal Executive Offices
200 Lake Street, Suite 102, Peabody, MA 01960

Item 2.
	(a)	Name of Person Filing
This statement is filed on behalf of (each a “Reporting Person”): RENN Universal Growth Investment Trust, PLC (“RUSGIT”), RENN Capital Group, Inc. (“Group”) and Russell Cleveland

	(b)	Address of Principal Business Office or, if none, Residence
8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

	(c)	Citizenship
The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

	(d)	Title of Class of Securities
Class A Common Stock

	(e)	CUSIP Number
693315103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

Group is the Investment Adviser to RUSGIT. Group disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

As the President of Group and a Director of RUSGIT, Russell Cleveland may be deemed to own beneficially the securities held of record by RUSGIT. Russell Cleveland disclaims beneficial ownership of any securities held of record by RUSGIT, except to the extent of its pecuniary interest therein.

(a)	Amount beneficially owned:
1,483,900

(b)	Percent of class:
7.9%

(c)	Number of shares to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:
1,483,900

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:
1,483,900

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Universal Growth Investment Trust PLC.

Date: August 19, 2011	By:	/s/ Rene Jones POA Russell Cleveland
Name Russell Cleveland
Title Director

RENN Capital Group, Inc.

Date: August 19, 2011	By:	/s/ Rene Jones POA Russell Cleveland
Name Russell Cleveland
Title President

Russell Cleveland
Date: August 19, 2011	By:	/s/ Rene Jones POA
Russell Cleveland
Name Russell Cleveland

POWER OF ATTORNEY
For Executing Forms 3, 4 and 5,
and Forms ADV, N-Q
and Forms 13D and 13G

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Rene' Jones and Eric Stephens, signing singly, his/her true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms as listed in the title hereof, and amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete the execution of any such Forms or amendment thereto, and the filing of such form with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934, as amended.

This power-of-attorney shall expire when the undersigned ceases to be required to file such Forms with the United States Securities and Exchange Commission or any other authority.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18 day of May, 2011.

Barbe Butschek

Barbe Butschek

State of Texas )
) ss.
County of Dallas)

Sworn to before me this 18 day of May, 2011.

Kathryn I. Semon
Notary Public

KATHRYN I. SEMON
MY COMMISSION EXPIRES
September 23, 2014

(SEAL)

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